Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

Webcast Alert:

Lorus Therapeutics (Amex:LRP) Presentation at

American Stock Exchange Annual Online Healthcare & Biotech Investor Conference

What:

Lorus Therapeutics Presentation at the American Stock Exchange and Amex Online Alliance Online Conference

When:

June 22, 2004 at 10:30 AM

Where:

http://www.vcall.com/CEPage.asp?ID=88397

How:

Live over the Internet --- simply log on to the web address above.

Contact:

Bruce Rowlands  (416) 707-8257

If you are unable to participate during the live webcast, the presentation will be archived at www.vcallconferences.com and http://www.lorusthera.com.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

For a complete agenda of the American Stock Exchange and Amex IR Alliance Online Conference, please visit http://www.vcallconferences.com/conferences/AMEX/0622-29-2004/index.asp?ID=88206.

About American Stock Exchange

The American Stock Exchange(R) (Amex(R)) is the only primary exchange that offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSSM. In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 138 ETFs to date. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks.

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email to webmaster@vcall.com.